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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 23 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(b) BACKGROUND OF THE TRANSACTION

The section entitled "Background of the Transaction" is hereby amended by adding the following paragraph to the end thereof:

        On March 4, 2003, the Board of Directors met with its legal and financial advisors and determined to send the letter attached hereto as exhibit
(a)(56) to David Simon, the Chief Executive Officer of Simon and Peter Lowy, the Chief Executive Officer of Westfield in response to their letter received February 27, 2003.



ITEM 9.  EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
___________                    ____________

(a)(56) Press release issued by Taubman Centers on March 5, 2003

(a)(57) Additional and revised pages to website presentation entitled Taubman Centers' Response to Simon's Allegations: Who Wants to Play "Simon Says"?

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2003                   Taubman Centers, Inc.


                                         By: /s/ Robert S. Taubman
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                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(a)(56)                        Press release issued by Taubman Centers, Inc. on
                               March 5, 2003

(a)(57) Additional and revised pages to website presentation entitled Taubman Centers' Response to Simon's Allegations: Who Wants to Play "Simon Says"?